March 2, 2012

Robert T. Faber and the Board of Directors

American Scientific Resources Incorporated

125 NW 11th Street

Boca Raton, FL 33432

RE: Resignation

Dear Rob,

Effective Monday February 27, 2012, I tender my resignation as a Director, Corporate Secretary and any other official officer or director position I presently hold in American Scientific Resources, Inc. (ASR). I make this decision with deep regret because I disagree with the Asset Sale transaction dated February 23, 2012, and publicly announced the same day.

Sincerely,

Christopher F. Tirotta, MD, MBA